Exhibit 99.1

Autohome Inc. Announces Unaudited 2022 Third Quarter Financial Results

BEIJING, November 3, 2022 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended September 30, 2022.

Third Quarter 2022 Highlights1

•	Net Revenues in the third quarter of 2022 were RMB1,843.3 million (US$259.1 million), compared to RMB1,763.8 million in the corresponding period of 2021.

•

Net Income attributable to Autohome in the third quarter of 2022 was RMB507.8 million (US$71.4 million), compared to RMB521.7 million in the corresponding period of 2021, and net income attributable to ordinary shareholders in the third quarter of 2022 was RMB495.4 million (US$69.6 million), compared to RMB511.0 million in the corresponding period of 2021.

•	Adjusted Net Income attributable to Autohome (Non-GAAP)[2] in the third quarter of 2022 was RMB590.0 million (US$82.9 million), compared to RMB583.3 million in the corresponding period of 2021.

Update on the Share Repurchase Program

On November 18, 2021, Autohome’s board of directors (the “Board”) authorized a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$200 million of its American depositary shares (“ADSs”) over the next twelve months. As of October 31, 2022, the Company has repurchased 3,510,062 ADSs for a total cost of approximately US$106.3 million. On November 3, 2022, the Board authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023.

Mr. Quan Long, Chairman of the Board and Chief Executive Officer of Autohome, stated, “We are pleased to report strong quarterly results, with total revenues growing by 4.5% year-over-year to RMB1.84 billion, driven by the ongoing rebound of our traditional business since the beginning of 2022. Notably, media service revenues increased by 28% compared to the same period last year while our new business continued to expand on pace with our projections, demonstrating both our sustained recovery momentum and resilience across our business lines. More excitingly, in early September, we officially unveiled our brand-new retail model, Autohome Energy Space, with the opening of our first offline experience store in Shanghai. This significant milestone accomplishment reflects our business model’s evolution and provides users with a much better purchase experience while deepening our relationship with new energy vehicle (“NEV”) brands, creating a win-win for all stakeholders. Looking ahead, we will continue to uphold Autohome’s unwavering spirit of innovation, and constantly use the power of technology to reshape user experience, enhance our customers’ digital capabilities and promote the development of the industry. We believe that our diverse services, deep understanding of the industry and brilliant innovation will bring compelling new value to our users, customers and the entire automotive industry.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 RMB7.1135 on September 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Autohome demonstrated robust upward momentum in the third quarter despite ongoing challenges, with encouraging signs of recovery across our businesses. In September 2022, our aggregated average daily active users grew by 13.4% year-over-year to 49.56 million, according to QuestMobile, marking our fifth straight month of accelerating growth. Meanwhile, revenues from NEV brands continued to grow vigorously on a year-over-year basis, significantly outperforming the growth rate of the NEV market overall. We are also inspired by the sustained popularity of our data products, with the number of our dealer customers in the third quarter increasing by 16% year-over-year. In addition, for the first nine months of 2022, the average revenue per dealer store and the average number of data products adopted by each dealer store increased by 20% and 31% compared to the prior year period, respectively, augmenting their ongoing contribution to the acceleration of industry-wide digitalization. Moving forward, we are confident that our healthy balance sheet and solid profitability will support our new strategic initiatives as we strive to capture the industry’s immense opportunities and achieve high-quality development.”

Unaudited Third Quarter 2022 Financial Results

Net Revenues

Net revenues in the third quarter of 2022 were RMB1,843.3 million (US$259.1 million), compared to RMB1,763.8 million in the corresponding period of 2021.

•

Media services revenues were RMB555.7 million (US$78.1 million) in the third quarter of 2022, compared to RMB434.1 million in the corresponding period of 2021, primarily attributable to the increase in average revenue per automaker advertiser, who increased their advertising spending due to the easing of the global chip shortage.

•

Leads generation services revenues were RMB809.1 million (US$113.7 million) in the third quarter of 2022, compared to RMB768.4 million in the corresponding period of 2021. The increase was primarily due to the growth of average revenue per dealer.

•

Online marketplace and others revenues were RMB478.5 million (US$67.3 million) in the third quarter of 2022, compared to RMB561.2 million in the corresponding period of 2021, primarily attributable to automakers’ decreased spending on data products.

Cost of Revenues

Cost of revenues was RMB330.7 million (US$46.5 million) in the third quarter of 2022, compared to RMB281.2 million in the corresponding period of 2021. The increase was primarily attributable to the continuous investment in content. Share-based compensation expense included in cost of revenues in the third quarter of 2022 was RMB2.2 million (US$0.3 million), compared to RMB6.4 million in the corresponding period of 2021.

Operating Expenses

Operating expenses were RMB1,385.8 million (US$194.8 million) in the third quarter of 2022, compared to RMB1,187.0 million in the corresponding period of 2021.

•

Sales and marketing expenses were RMB862.6 million (US$121.3 million) in the third quarter of 2022, compared to RMB712.2 million in the corresponding period of 2021. The increase was primarily attributable to the escalation of marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in the third quarter of 2022 was RMB9.5 million (US$1.3 million), compared to RMB14.7 million in the corresponding period of 2021.

•

General and administrative expenses were RMB136.4 million (US$19.2 million) in the third quarter of 2022, compared to RMB110.7 million in the corresponding period of 2021. Share-based compensation expense included in general and administrative expenses in the third quarter of 2022 was RMB10.9 million (US$1.5 million), compared to RMB9.6 million in the corresponding period of 2021.

•

Product development expenses were RMB386.8 million (US$54.4 million) in the third quarter of 2022, compared to RMB364.0 million in the corresponding period of 2021. The increase was primarily attributable to greater investment in research and development activities for digital products. Share-based compensation expense included in product development expenses in the third quarter of 2022 was RMB23.9 million (US$3.4 million), compared to RMB23.6 million in the corresponding period of 2021.

Operating Profit

Operating profit was RMB191.7 million (US$27.0 million) in the third quarter of 2022, compared to RMB365.1 million in the corresponding period of 2021.

Income Tax Benefit/Expense

There was an income tax benefit of RMB180.8 million (US$25.4 million) in the third quarter of 2022, compared to an income tax expense of RMB18.2 million in the corresponding period of 2021. The income tax benefit was primarily attributable to the tax filing adjustments of 2021, which was mainly benefit from the PRC preferential income tax rate and tax holiday of certain subsidiaries.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB507.8 million (US$71.4 million) in the third quarter of 2022, compared to RMB521.7 million in the corresponding period of 2021.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB495.4 million (US$69.6 million) in the third quarter of 2022, compared to RMB511.0 million in the corresponding period of 2021. Basic and diluted earnings per share (“EPS”) were RMB0.99 (US$0.14) and RMB0.99 (US$0.14), respectively, in the third quarter of 2022, as compared to basic and diluted EPS of RMB1.01 and RMB1.01, respectively, in the corresponding period of 2021. Basic and diluted earnings per ADS were RMB3.98 (US$0.56) and RMB3.97 (US$0.56), respectively, in the third quarter of 2022, as compared to basic and diluted earnings per ADS of RMB4.04 and RMB4.04, respectively, in the corresponding period of 2021.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB590.0 million (US$82.9 million) in the third quarter of 2022, compared to RMB583.3 million in the corresponding period of 2021. Non-GAAP basic and diluted EPS were RMB1.18 (US$0.17) and RMB1.18 (US$0.17), respectively, in the third quarter of 2022, as compared to non-GAAP basic and diluted EPS of RMB1.15 and RMB1.15, respectively, in the corresponding period of 2021. Non-GAAP basic and diluted earnings per ADS were RMB4.73 (US$0.67) and RMB4.72 (US$0.66), respectively, in the third quarter of 2022, as compared to non-GAAP basic and diluted earnings per ADS of RMB4.61 and RMB4.61, respectively, in the corresponding period of 2021.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had cash and cash equivalents and short-term investments of RMB21.34 billion (US$2,999.4 million). Net cash provided by operating activities in the third quarter of 2022 was RMB540.7 million (US$76.0 million).

Employees

The Company had 5,518 employees as of September 30, 2022, including 2,086 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, November 3, 2022 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BIbd7a8d59117e423bb183d840fcaef0d0

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and (gain)/loss pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	434,102	555,745	78,125
Leads generation services	768,412	809,076	113,738
Online marketplace and others	561,249	478,466	67,262

Total net revenues	1,763,763	1,843,287	259,125

Cost of revenues	(281,212)	(330,661)	(46,484)

Gross profit	1,482,551	1,512,626	212,641

Operating expenses:
Sales and marketing expenses	(712,196)	(862,622)	(121,265)
General and administrative expenses	(110,748)	(136,387)	(19,173)
Product development expenses	(364,029)	(386,750)	(54,368)

Total operating expenses	(1,186,973)	(1,385,759)	(194,806)

Other operating income, net	69,506	64,879	9,121

Operating profit	365,084	191,746	26,956

Interest and investment income, net	152,307	152,858	21,488
Loss from equity method investments, net	(102)	(15,739)	(2,213)

Income before income taxes	517,289	328,865	46,231

Income tax (expense)/benefit	(18,204)	180,842	25,422

Net income	499,085	509,707	71,653

Net loss/(income) attributable to noncontrolling interests	22,635	(1,863)	(262)

Net income attributable to Autohome	521,720	507,844	71,391

Accretion of mezzanine equity	(24,445)	(35,565)	(5,000)
Accretion attributable to noncontrolling interests	13,763	23,157	3,255

Net income attributable to ordinary shareholders	511,038	495,436	69,646

Earnings per share for ordinary shares
Basic	1.01	0.99	0.14
Diluted	1.01	0.99	0.14
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	4.04	3.98	0.56
Diluted	4.04	3.97	0.56
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	505,628,316	498,413,636	498,413,636
Diluted	505,851,862	499,473,616	499,473,616

AUTOHOME INC.

RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome	521,720	507,844	71,391
Plus: income tax expense/(benefit)	19,914	(179,501)	(25,234)
Plus: depreciation of property and equipment	56,550	55,522	7,805
Plus: amortization of intangible assets	9,538	10,845	1,525

EBITDA	607,722	394,710	55,487

Plus: share-based compensation expenses	54,276	46,498	6,537

Adjusted EBITDA	661,998	441,208	62,024

Net income attributable to Autohome	521,720	507,844	71,391
Plus: amortization of intangible assets resulting from business acquisition	8,259	10,722	1,507
Plus: share-based compensation expenses	54,276	46,498	6,537
Plus: investment loss arising from one of financial products[3]	—	14,823	2,084
Plus: loss on equity method investments, net	102	15,739	2,213
Plus: tax effects of the adjustments	(1,090)	(5,647)	(794)

Adjusted net income attributable to Autohome	583,267	589,979	82,938

Net income attributable to Autohome	521,720	507,844	71,391
Net margin	29.6%	27.6%	27.6%
Adjusted net income attributable to Autohome	583,267	589,979	82,938
Adjusted net margin	33.1%	32.0%	32.0%
Non-GAAP earnings per share
Basic	1.15	1.18	0.17
Diluted	1.15	1.18	0.17
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.61	4.73	0.67
Diluted	4.61	4.72	0.66
Weighted average shares used to compute non-GAAP earnings per share:
Basic	505,628,316	498,413,636	498,413,636
Diluted	505,851,862	499,473,616	499,473,616

[3]

It represented the loss of an overdue financial product with fair value below its initial investment in the third quarter of 2022, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,236,501	4,900,319	688,876
Restricted Cash	89,855	10,302	1,448
Short-term investments	16,496,267	16,435,973	2,310,533
Accounts receivable, net	2,139,471	1,518,125	213,415
Amounts due from related parties, current	83,376	56,568	7,952
Prepaid expenses and other current assets	280,248	391,750	55,071

Total current assets	23,325,718	23,313,037	3,277,295

Non-current assets
Restricted cash, non-current	5,200	5,000	703
Property and equipment, net	381,496	278,578	39,162
Goodwill and intangible assets, net	4,428,822	4,370,414	614,383
Long-term investments	70,720	432,937	60,861
Deferred tax assets	176,138	215,369	30,276
Amounts due from related parties, non-current	7,529	10,763	1,513
Other non-current assets	133,383	149,808	21,060

Total non-current assets	5,203,288	5,462,869	767,958

Total assets	28,529,006	28,775,906	4,045,253

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,044,597	2,395,802	336,797
Advance from customers	123,370	86,110	12,105
Deferred revenue	1,553,013	793,646	111,569
Income tax payable	233,342	57,614	8,099
Amounts due to related parties	31,897	25,357	3,565

Total current liabilities	3,986,219	3,358,529	472,135

Non-current liabilities
Other liabilities	28,619	60,006	8,436
Deferred tax liabilities	576,798	547,878	77,019

Total non-current liabilities	605,417	607,884	85,455

Total liabilities	4,591,636	3,966,413	557,590

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,468,029	1,567,852	220,405

EQUITY
Total Autohome shareholders’ equity	22,754,419	23,623,716	3,320,969
Noncontrolling interests	(285,078)	(382,075)	(53,711)

Total equity	22,469,341	23,241,641	3,267,258

Total liabilities, mezzanine equity and equity	28,529,006	28,775,906	4,045,253